News Release

Trading Symbols:	TSX: SEA	FOR IMMEDIATE RELEASE
	NYSE: SA	April 27, 2026

Seabridge Gold Provides Update on Courageous Lake Spin-Out

Information Circular available on SEDAR+

Meeting Date: May 22nd, 2026

Toronto, Ontario - Seabridge Gold Inc. (TSX: SEA) (NYSE: SA) ("Seabridge" or the "Company") provides a further update to its announcements in December 2025 and January 2026 regarding the Company's intention to spin out its 100% interest in the Courageous Lake gold project (the "Courageous Lake Project") located in the Northwest Territories, Canada into a separate listed entity, Valor Gold Corp ("Valor"), with 100% of the common shares of Valor ("Valor Shares") being distributed by Seabridge to its shareholders ("Shareholders") by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement").

On January 21, 2026, the Company provided an update advising that, amongst other matters, a shareholder meeting was expected to be called to vote on the spin-out. Pursuant to the Company's notice of meeting and record date filed on March 17, 2026 (as amended on March 19, 2026 and April 16, 2026), a special meeting of shareholders of the Company (the "Meeting") will be held at 10:00 a.m. (Eastern Daylight Time) on May 22, 2026, at Salon 1, 19th Floor, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, for the purposes of approving the Arrangement.

Seabridge is pleased to advise that the Notice of Meeting and Management Information Circular (the "Circular") in respect of the Meeting and providing details of the Arrangement, together with the form of proxy, voting instruction form and Letter of Transmittal (the "Meeting Materials"), have today been filed on SEDAR+ (www.sedarplus.ca) and will be filed with the SEC on EDGAR (www.sec.gov). A copy of the Circular can also be found on the Company's website. Physical copies of the Meeting Materials will be mailed to shareholders on or about April 29, 2026.

The Circular provides important information on the Arrangement and related matters, including the background to the Arrangement, information concerning Valor and the Courageous Lake Project, the rationale for the recommendations made by the board of directors of the Company, voting procedures and how to attend the Meeting. Shareholders are urged to read the Circular and its appendices carefully and in their entirety.

Rudi Fronk, Seabridge's Chair and CEO stated: "we believe Courageous Lake is not getting the valuation it deserves in the market because it has been overshadowed by the size and advanced state of our KSM project. Our objective is for our shareholders to realize the value of Courageous Lake as the promising asset it is, with good expansion potential, in a Tier One jurisdiction.  Spinning it out into a stand-alone public company should enable Courageous Lake to be valued on its merits."

Mark Ashley, incoming Chief Executive Officer of Valor, commented: "It is rare to establish a new listed gold company anchored by a large, economically robust resource base, complemented by significant exploration upside. Building on Seabridge's successful efforts in advancing the project to its current stage, Valor is well positioned to further advance the existing deposit while pursuing meaningful resource expansion opportunities. I look forward to engaging with Seabridge's shareholders as we work to unlock and deliver incremental value through this focused platform."

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

Background to the Arrangement

Valor was incorporated as a wholly owned subsidiary of Seabridge in January 2026.

On March 23, 2026, Seabridge and Valor entered into an arrangement agreement (the "Arrangement Agreement"), which forms Appendix "B" to the Circular, pursuant to which (subject to satisfaction of other conditions of the Arrangement):

(a) Seabridge shall subscribe for 700,000 Valor Shares at a notional share price of C$7.29 per share for subscription funds of C$5,100,000 (the "Share Subscription");

(b) Seabridge will transfer its wholly-owned subsidiary, Seabridge Gold (NWT) Inc. ("SNWT") (the entity that owns the Courageous Lake Project), to Valor in consideration for (i) the issuance by Valor to Seabridge of 54,299,900 Valor Shares; and (ii) the granting by Valor to Seabridge of a gold stream in respect of which Seabridge will have the right to purchase 10% of future gold production from the Courageous Lake Project on a quarterly basis at a fixed price of US$4,000/oz if the quarterly average gold price is above US$4,000 per ounce. The form of the gold purchase agreement forms Schedule "B" to the Arrangement Agreement (the "Gold Stream Agreement") and;

(c) Seabridge will provide a C$4.9 million advance payment to Valor under the Gold Purchase Agreement.

Therefore, immediately prior to completion of the Arrangement, Seabridge will hold all the Valor Shares as follows:

Description	Number of Valor Shares
Issued on incorporation	100
Share Subscription	700,000
Transfer of SNWT	54,299,900
Total	55,000,000

The Arrangement, if approved by Shareholders, will result in Seabridge distributing the 55,000,00 shares in Valor to Shareholders on the basis of one Valor Share for every approximately 1.952 Seabridge shares held.1

As previously announced, following the spin-out, Valor will have C$10 million of cash to fund anticipated work programs and general & administrative expenses. As explained above, this is being provided as follows:

Description	C$
Gold Stream Advance	$4,900,000
Share Subscription	$5,100,000
Total Cash (Valor)	$10,000,000

On April 10, 2026, the Supreme Court of British Columbia granted the interim order in respect of the Arrangement, which forms Appendix "C" to the Circular. The interim order authorizes various matters related to the Arrangement, including the holding of the Meeting and the mailing and delivery of the Meeting Materials to Shareholders. Subject to the approval of the Arrangement by Shareholders at the Meeting, the hearing for the Final Order is currently scheduled to take place on May 27, 2026 at 9:45 a.m. (Pacific Time) in Vancouver, British Columbia.

Valor has applied to be listed on the Toronto Stock Exchange ("TSX") and intends to apply to have its shares quoted on the OTCQB Venture Market (the "OTCQB") in the United States. Subject to the satisfaction of all necessary conditions of the TSX and OTCQB, it is expected that a TSX listing will be secured shortly after the shareholder meeting, receipt of the final court order and the completion of the Arrangement and a OTCQB quotation thereafter.

1 Based on 107,373,183 common shares of Seabridge currently issued and outstanding.

The Board of Seabridge, having reviewed the terms of the Arrangement and related transactions and considering, among other things, the reasons for the Arrangement, has unanimously determined that the Arrangement is in the best interests of Seabridge and its Shareholders. The Board recommends that Shareholders vote FOR the Arrangement at the Meeting.

In January 2026, Seabridge announced that mining veteran Mark Ashley will be appointed as a director and CEO of Valor upon completion of the Arrangement. Seabridge is pleased to advise that the management and board of Valor will be further strengthened with the appointment of Marcus Adam (VP Exploration), Steven Cresswell (CFO and Corporate Secretary) and non-executive board members Alan Edwards (Chairman), John Seaberg, Robert Parkinson, Julie Rachnyski and Elizabeth Miller. Biographies of each of the foregoing proposed officers and directors are provided at the end of this news release.

Readers are cautioned that the completion of the Arrangement is subject to a number of conditions, including the approval of Shareholders at the Meeting, court approval, conditional approval of a Valor stock exchange listing and regulatory approvals.

Courageous Lake and NI 43-101 Technical Report

Courageous Lake is one of Canada's largest undeveloped gold projects with total contained gold inventory, comprising Measured and Indicated Resources, of 11.0 million ounces of gold (145.2 million tonnes at an average grade of 2.36 grams per tonne ("g/t")), plus an additional 3.3 million ounces of gold in the inferred category (40.6 million tonnes at 2.52 g/t). The reported measured and indicated resources incorporate 2.8 million ounces of proven and probable reserves (33.9 million tonnes at 2.6 g/t) which would make it one of the highest-grade open pit gold projects in Canada. In addition to the above stated resources, the project also hosts a satellite deposit (Walsh Lake) that has an inferred resource of 4.13 million tonnes at 4.18 g/t containing 555,000 ounces of gold (the "Walsh Lake Resource Estimate").

Upon completion of the Arrangement, the Courageous Lake Project will be Valor's only material mineral property. Once the spin-out is completed, Valor intends to advance a targeted drill program to further explore for satellite deposits analogous to Walsh Lake and which have the potential to improve project economics. The Courageous Lake project consists of a strike length of 51 km of a prospective Greenstone Belt which has gold showings and historical drill intercepts of gold along its length.

Detailed information regarding the mineral resource and reserve estimates, the Walsh Lake Resource Estimate, the 2024 Preliminary Feasibility Study ("2024 PFS") and a Preliminary Economic Assessment ("2024 PEA") are provided in the report titled "Courageous Lake Project, Pre-feasibility Study and Preliminary Economic Assessment, NI 43-101 Technical Report", with an effective date of January 5, 2024, as amended and restated on March 23, 2026 and filed on April 27, 2026 on SEDAR+ under Seabridge's profile.

The 2024 PEA, is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the results of the 2024 PEA will be realized. Mineral Resources in the 2024 PEA mine plan are not Mineral Reserves and do not have demonstrated economic viability. The 2024 PEA evaluates a conceptual expansion beyond the 2024 PFS pit and includes Inferred Mineral Resources. See the 2024 PEA for relevant assumptions, parameters, and risks.

Completion and Return of Proxy

Shareholders are encouraged to vote well in advance of the Meeting in accordance with the instructions the form of proxy or voting instruction form delivered to Shareholders. The deadline for Shareholders to return their completed proxies or voting instruction forms is May 20, 2026, at 10:00 a.m. (Eastern time). Note that Shareholders who hold their shares with a broker, bank or other intermediary may be required to return their voting instruction form in advance of May 20, 2026, at 10:00 a.m. (Eastern time) to be included in the vote.

Non-registered shareholders are also encouraged to contact the proxy department at their broker or other intermediary (where their common shares are held) who can assist them with the voting process. Non-registered shareholders must follow the voting instructions provided by their broker or other intermediary and will need their specific 16-digit control number to vote.

Letter of Transmittal

Concurrent with the mailing of the Circular, Computershare Investor Services Inc., the depositary under the Arrangement (the "Depositary"), will also mail the Letter of Transmittal to registered Shareholders, which will be used by such Shareholders to exchange their certificates representing pre-Arrangement Seabridge common shares ("Old Seabridge Shares") for DRS advices representing post-Arrangement Seabridge common shares ("New Seabridge Shares") or a physical certificate for New Seabridge Shares and DRS advices representing Valor Shares or a physical certificate for Valor Shares, if the Arrangement is completed. Until exchanged, each certificate representing Old Seabridge Shares will, after the Arrangement, represent only the right to receive, upon surrender in accordance with the Letter of Transmittal, New Seabridge Shares and Valor Shares.

Registered Shareholders must deliver to the Depositary: (a) their certificate(s) representing such Old Seabridge Shares, if any, (b) a duly completed Letter of Transmittal, and (c) such other documents as the Depositary may require, in order to receive the certificates or DRS advices representing the New Seabridge Shares and Valor Shares to which they are entitled pursuant to the Arrangement.

DRS Advices or a physical certificate, if so requested, for the New Seabridge Shares of a registered Shareholder and Valor Shares who provides the appropriate documentation described above, will be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the Letter of Transmittal as soon as practicable following the Arrangement and after receipt by the Depositary of all of the required documents.

Where Old Seabridge Shares are evidenced only by a DRS advice, there is no requirement to first obtain a share certificate for those Old Seabridge Shares or deposit with the Depositary any Old Seabridge Share certificate evidencing those Old Seabridge Shares. Only a properly completed and duly executed Letter of Transmittal accompanied by the applicable DRS advice is required to be delivered to the Depositary in order to surrender those Old Seabridge Shares under the Arrangement.

Registered Shareholders are encouraged to complete and return the Letter of Transmittal, together with the certificate(s) representing your common shares of Seabridge and any other required documents and instruments, to the Depositary (at its principal offices in Toronto), in accordance with the instructions set out in the Letter of Transmittal so that if the Arrangement is approved, the consideration for your common shares can be sent to you as soon as possible following the Arrangement becoming effective. The Letter of Transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

If you hold your common shares through a broker or other person, please contact that broker or other person for instructions and assistance in receiving the new Company shares and Valor shares in exchange for your common shares upon completion of the Arrangement.

About Seabridge Gold

Seabridge holds a 100% interest in several North American gold projects. Seabridge's principal asset, the KSM project, and its Bronson Corridor project are located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project is in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project is in the Yukon Territory. For a full breakdown of Seabridge's Mineral Reserves and Mineral Resources by category please visit Seabridge's website at http://www.seabridgegold.com.

The contents of this release have been reviewed and approved by William Threlkeld, P.Geo, Senior Vice President, Exploration of the Company and a qualified person under National Instrument 43-101.

Management and Board of Valor

Mark J. Ashley, CEO and Director

Mark J. Ashley is a mining executive with over 40 years of international experience in corporate leadership, finance, and strategic development within the natural resources sector. He has served as CEO, CFO, and director of several publicly listed companies, leading corporate turnarounds, capital raises, and more than 20 mergers and acquisitions across global markets. Mr. Ashley previously held senior leadership roles with numerous mining entities including LionOre Mining International, Apex Minerals, Normandy Mining and has advised numerous mining companies on corporate strategy and transactions. He is a Fellow Chartered Management Accountant (FCMA) and brings extensive experience in corporate governance, capital markets, and international mining development.

Marcus Adam, Vice President, Exploration

Marcus Adam is an exploration geologist and mining executive with approximately 15 years of experience leading large-scale mineral exploration programs. As Vice President, Exploration of Valor, he will be responsible for the strategic direction, design, and evaluation of Valor's exploration activities, including resource growth and technical de-risking. Mr. Adam currently serves as Director, Exploration at Seabridge and completed his MSc. research on the Courageous Lake deposit. His experience spans early-stage targeting through resource delineation including the discovery of the Deep Kerr and Lower Iron Cap zones at KSM and leading the discovery of Snip North deposit at Bronson Corridor. He holds an MBA (Leadership), an MSc., and a BSc., and is a Qualified Person and Professional Geoscientist.

Steven Cresswell, CFO and Corporate Secretary

Steven Cresswell is a senior finance executive with more than 25 years of experience in financial leadership, corporate governance, and operational management across the mining and natural resources sectors. He has extensive expertise in financial reporting, corporate modelling, internal controls, and strategic financing initiatives. Mr. Cresswell previously served as Vice President of Finance at Battery Mineral Resources Corp and has held Chief Financial Officer and senior finance roles with several mining and resource companies, including First Nickel Inc. and Tiberon Minerals. He holds a Bachelor of Accounting Science from the University of Calgary and is a Chartered Professional Accountant (CPA).

Alan Edwards, Chairman and Director

Alan Edwards is a highly experienced mining engineer with more than 40 years in the global mining industry, spanning project development, operations, and executive leadership. He has held senior technical and operational roles with major mining companies including Freeport McMoRan, Phelps Dodge Corporation, Kinross Gold Corporation, and Cyprus Amax Minerals Company, with involvement in world-class operations such as the Grasberg Mine. His experience spans both open pit and underground mining across gold and base metal assets, with a strong track record in advancing projects from feasibility through to construction and production. Mr. Edwards has also served at the board level, including as Chairman of listed mining companies such as Entrée Resources Ltd., Mason Resources Corp., AQM Copper Inc., and AuRico Gold Corp. providing governance oversight and strategic direction. He is recognized for his practical operating expertise, disciplined approach to risk management, and ability to guide complex mining projects through critical development stages.

Robert Parkinson, Director

Robert Parkinson is a geologist and business development professional with four decades of experience in the minerals industry. During that time, he held a variety of senior technical and leadership positions with successful mining houses including CRA/Rio Tinto, Newcrest Mining, Gold Fields and Fortescue. He has broad expertise across the commodity spectrum including gold, base metals and various specialty minerals. His experience covers the mining lifecycle from exploration through studies and development, to active mining operations. He has a particular interest in techno-economic evaluations of mineral projects as potential acquisition and development opportunities and has undertaken assessments throughout the Australasian region, North and South America, Europe and Africa. Robert holds a Bachelor of Science (Honors) from the University of Western Australia, a Postgraduate Diploma in Applied Finance and Investment and a Diploma of Management.

John Seaberg, Director and Chair of the Audit Committee

John Seaberg is a mining executive with more than 25 years of experience in finance, corporate development, and executive leadership within the precious metals sector. He currently serves as Chief Financial Officer of Blossom Gold, Inc. Prior to this appointment he was Advisor, M&A to Saudi Arabian Mining Company (Ma'aden), where he provided strategic guidance on global acquisitions, valuation, and due diligence. Mr. Seaberg has previously served as CEO of NV Gold Corporation, CFO of Condor Gold PLC, SVP and CFO of Calibre Mining Corporation, and Executive Chairperson of Paramount Gold Nevada Corporation. Earlier in his career he held senior roles with Newmont Mining Corporation. He holds an MBA from the University of Denver and a BSBA from Colorado State University.

Julie Rachynski, Director and Chair of the Compensation Committee

Julie Rachynski has over 25 years of experience providing corporate governance and strategic advisory support to natural resource companies. She brings deep expertise in human-capital strategy, executive compensation, succession planning, and organizational readiness, with relevance to early-stage and pre-development mining companies. Ms. Rachynski has advised boards and management teams through corporate restructurings, asset transitions, and organizational buildouts at Weyerhaeuser Canada, Domtar, New Gold, and Seabridge. She holds a Bachelor of Business Administration, is a Chartered Professional in Human Resources, and holds the ICD.D designation. Ms. Rachynski is currently Vice President, Human Resources for Seabridge.

Elizabeth Miller, Director

Elizabeth Miller is an environmental and social responsibility executive with more than 25 years of experience in environmental management, permitting, and Indigenous relations for major resource projects in Canada. She is Vice President, Environment and Social Responsibility at Seabridge, where she leads environmental strategy and stakeholder engagement for the KSM, 3 Aces, and Iskut projects. Ms. Miller played a key role in the federal and provincial environmental assessment approvals for the KSM Project and has extensive experience working with Indigenous governments and regulatory authorities. She holds an M.Sc. in Biological Sciences, a B.Sc. in Wildlife Biology, and is a Registered Professional Biologist in British Columbia. Originally from Newfoundland and a member of the Qalipu Mi'kmaq First Nation, she grew up in the Northwest Territories and currently resides in Smithers, British Columbia.

Neither the Toronto Stock Exchange, the New York Stock Exchange, the OTC, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All mineral resource estimates reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards (May 10, 2014). These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource and reserve information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Forward-Looking Statements

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, interpretations, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: the Company's intention to spin-out Valor by way of plan of arrangement with the resulting distribution of its shares to Shareholders; the completion of the steps of the spin-out and the timing of completion of the spin-out, including the anticipated receipt of shareholder, TSX and court approvals; the anticipated recognition of higher value in the Courageous Lake project in a separate listed company; the targeted listing of the shares of Valor on the TSX and OTCQB and the timing of it; Valor's planned cash on hand at the time of the spin-out; the estimated amount and grade of mineral reserves and mineral resources at the Courageous Lake Project; the exploration potential of the project and Valor's ability to demonstrate it rapidly; the anticipated focus of Valor post-spin-out being the advancement of Courageous Lake through exploration, engineering and permitting, and a targeted drill program to further explore for satellite deposits analogous to Walsh Lake and which have the potential to materially improve economics; the Company's expectation that Courageous Lake's measured and indicated resources and proven and probable reserves would make one of the highest-grade open pit gold projects in Canada; and the Company's initial financial plans with respect to Valor.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Seabridge's plans or expectations include the risk that: the spin-out may not occur on the timeline anticipated or at all; the structure of the spin-out is subject to change; the Company does not receive the necessary approvals for the transaction, including shareholder, TSX and court approvals; the shares of Valor may not be listed on the TSX or quoted on the OTCQB on the timeline anticipated or at all; the market may not attribute higher value to the Courageous Lake project in a separate company, the anticipated exploration focuses of Valor may not be as anticipated; the targeted drill program may not find deposits that improve economics as expected; the Company's initial financing plans with respect to Valor may change; changes occur in the underlying facts and the reasonableness of the assumptions used to calculate a resource or reserve estimate or the geologic characteristics of the project that make declaration of a mineral resource or mineral reserve problematic; and other risks outlined in statements made by Seabridge from time to time in the filings made by Seabridge with securities regulators. Seabridge disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements.

ON BEHALF OF THE BOARD
"Rudi Fronk" Chair &
C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292

Email: info@seabridgegold.com